# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: WiSA Technologies, Inc., CIK 0001682149
CUSIP: 86633R609
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 15268 NW Greenbrier Pkwy, Beaverton, Oregon (OR), 97006
Date of event which requires filing of this statement: 12/31/2024
Filed by CIK 0001755804
Persons authorized to receive notices and communications: Nathaniel Bradley, 48 Wall Street, Floor 11, New York, New York (NY), 10005, 520-631-9595

## Reporting persons
- Nathaniel Bradley (CIK 0001755804): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 10,222,321; sole dispositive power 0; shared dispositive power 10,222,321; aggregate amount beneficially owned 10,222,321 (19.6% of the class)
  Comment: Includes 3,446,456 shares held directly by Mr. Bradley, 3,999,911 shares held directly by Data Vault Holdings Inc. (of which Mr. Bradley is Chief Executive Officer and the sole director) and 2,775,954 shares held by Mr. Bradley's spouse, Sonia Choi.
- Sonia Choi (CIK 0001918125): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 6,222,410; sole dispositive power 0; shared dispositive power 6,222,410; aggregate amount beneficially owned 6,222,410 (12% of the class)
  Comment: Includes 2,775,954 shares held directly by Ms. Choi and 3,446,456 shares held by Ms. Choi's spouse, Nathaniel Bradley.
- Data Vault Holdings Inc. (CIK 0001882356): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,999,911; sole dispositive power 0; shared dispositive power 3,999,911; aggregate amount beneficially owned 3,999,911 (7.7% of the class)
  Comment: Includes 3,999,911 shares held directly by Data Vault Holdings Inc.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: WiSA Technologies, Inc.
Address of issuer's principal executive offices: 15268 NW Greenbrier Pkwy, Beaverton, Oregon (OR), 97006

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by (i) Nathaniel Bradley ("Mr. Bradley"), with respect to the shares beneficially owned by him, his spouse, Sonia Choi, and by Data Vault Holdings Inc. (of which Mr. Bradley is the Chief Executive Officer and sole director); (ii) Sonia Choi ("Ms. Choi"), with respect to the shares beneficially owned by her and her spouse, Mr. Bradley; and (iii) Data Vault Holdings Inc., a Delaware corporation ("Data Vault"), with respect to the shares beneficially owned by it (collectively, the "Reporting Persons").
Residence or business address: The principal business address of each of the Reporting Persons is 48 Wall Street, Floor 11, New York, NY 10005.
Present principal occupation or employment: Data Vault is a data technology and licensing company. Mr. Bradley is the Chief Executive Officer and sole director of Data Vault. Mr. Bradley is also the Chief Executive Officer and a member of the board of directors of the Issuer (the "Board"). Ms. Choi is the Chief Marketing Officer of Data Vault.
Criminal convictions in the last five years: During the last five years, neither the Reporting Persons nor any officer or director of Data Vault has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Reporting Persons nor any officer or director of Data Vault has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Mr. Bradley and Ms. Choi is a citizen of the United States of America. Data Vault is a Delaware corporation.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: As more fully described in Item 4, on December 31, 2024, Data Vault received 40,000,000 shares of common stock, par value $0.0001 per share, of the Issuer (the "Common Stock") as consideration for the transfer of the Acquired Assets (as described and defined in Item 4) to the Issuer ("WiSA" or the "Company"). Immediately after Data Vault received the stock consideration, a portion of such consideration was distributed to its shareholders on a pro rata basis.

## Item 4. Purpose of Transaction
Purpose of transaction: On December 31, 2024, WiSA completed an asset purchase of information technology assets, certain patents and trademarks (collectively, the "Acquired Assets") from Data Vault. At the closing (the "Closing"), pursuant to an asset purchase agreement, by and between WiSA and Data Vault, dated as of September 4, 2024, as amended, and as further amended from time to time (the "Asset Purchase Agreement"), the Company acquired the Acquired Assets for an aggregate purchase price consisting of (i) $10,000,000 paid in the form of a promissory note issued by the Company to Data Vault (the "Promissory Note"), (ii) 40,000,000 shares (the "Closing Stock Consideration") of validly issued, fully paid and nonassessable shares of restricted Common Stock, issued by the Company to Data Vault and its designees, and (iii) the assumption of the transferred liabilities, which clauses (i) through (iii) above, collectively, comprised the total consideration paid for the Acquired Assets. Immediately after Data Vault received the stock consideration, it distributed a portion of the stock consideration to its shareholders on a pro rata basis (such distribution, the "Distribution"). Ownership and number of shares reported herein reflects the Distribution. Mr. Bradley received 3,446,456 shares in the Distribution and was appointed as Chief Executive Officer and a member of the Board. Ms. Choi received 2,775,954 shares in the Distribution. In connection with the Closing, the Company issued the Promissory Note in a principal amount of $10,000,000 and due on the third anniversary of the Closing (the "Maturity Date"). The Company agreed to pay interest to Data Vault on the aggregate unconverted and then outstanding principal amount of the Promissory Note at the rate of five and twelve hundredths percent (5.12%) per annum, accruing from the Closing. The Promissory Note can be converted at Data Vault's option, partially or entirely, into shares of Common Stock, any time after the Maturity Date until the Promissory Note is fully paid off. The Promissory Note uses a conversion price equaling to seventy-five percent (75%) of the average VWAP (as defined in the Promissory Note) during the ten (10) consecutive trading days ending on the trading day that is immediately prior to the conversion date subject to a floor price of $1.116 per share (the "Conversion Price"). At Data Vault's sole discretion, upon a Change of Control (as defined in the Promissory Note), (i) the Company shall cause any successor entity to assume in writing all of the obligations of the Company under the Promissory Note, (ii) pay or cause to be paid to Data Vault the Note Balance (as defined in the Promissory Note) in cash, or (iii) pay, at the closing of such Change of Control, in full satisfaction of the Company's obligations under the Promissory Note, an amount in cash or equivalent Common Stock to the amount Data Vault would have been paid if Data Vault converted its Note Balance (as defined in the Promissory Note) into shares of Common Stock immediately prior to such closing, at the Conversion Price.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The percentage ownership of shares of Common Stock set forth in this Schedule 13D is based upon 52,034,060 shares outstanding as of December 31, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date of this Schedule 13D, Mr. Bradley directly holds 3,446,456 shares, indirectly holds 3,999,911 shares, which are directly held by Data Vault, and indirectly holds 2,775,954 shares, which are directly held by Mr. Bradley's spouse, for an aggregate of 10,222,321 shares beneficially owned. Ms. Choi directly holds 2,775,954 shares and indirectly holds 3,446,456 shares, which are directly held by Ms. Choi's spouse, for an aggregate of 6,222,410 shares beneficially owned. Data Vault directly holds 3,999,911 shares.
Transactions in the class effected during the past sixty days: Except as set forth in Item 4 of this Schedule 13D, the Reporting Persons have not engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Asset Purchase Agreement and Promissory Note

On September 4, 2024, WiSA and certain investors entered into the Asset Purchase Agreement and the Promissory Note, each as defined and described in Item 4 above.

Earnout Agreement

In connection with the Closing, WiSA and Data Vault entered into an earnout agreement, dated as of December 31, 2024 (the "Earnout Agreement"), pursuant to which the Company shall pay an amount equal to three percent (3%) of the gross revenue of the Company (including its subsidiaries and affiliates) generated from or otherwise attributable to any patents and patent applications included in the Acquired Assets, subject to customary deductions calculated in accordance with GAAP, and as further set forth in the Earnout Agreement. The earnout period commenced on the Closing Date (as defined in the Earnout Agreement) and will end upon the expiration of the last to expire of the patents included in the Acquired Assets (the "Term"). The Company shall make the earnout payments to Data Vault on a quarterly basis during the Term.

Employment Agreement

On December 31, 2024, pursuant to the Asset Purchase Agreement, the Board appointed Mr. Bradley as the Company's new principal executive officer and a member of its Board, effective upon the Closing. On the same date, WiSA and Mr. Bradley entered into an employment agreement, dated as of December 31, 2024 (the "Employment Amendment"). In his capacity as the Company's Chief Executive Officer, pursuant to the Employment Agreement, Mr. Bradley will receive an initial base salary of $450,000 per year, with an opportunity to receive an annual bonus, made available to the Company's senior management from time to time by the Board.

Inducement Award Agreement

On December 31, 2024, WiSA and Mr. Bradley entered into an inducement award agreement, dated as of December 31, 2024 (the "Inducement Award Agreement"), pursuant to which Mr. Bradley was granted 1,200,000 units of restricted stock of the Company (the "Units") as an inducement material to Mr. Bradley's entering into employment with the Company. The Units were approved by the Board and granted outside of the Company's 2020 Stock Incentive Plan and 2018 Long-Term Stock Incentive Plan in accordance with Nasdaq Listing Rule 5635(c)(4). The Inducement Award Agreement contemplates half of the Units vesting in equal 3-month installments over a 36-month period beginning June 20, 2025, and the other half of the Units vesting upon the Company's aggregate revenue equaling or exceeding $40 million over any trailing 12 calendar month period ending on or prior to the date that is 5 years from the grant date.

Voting Agreement

On or around January 6, 2025, WiSA and certain stockholders entered into a voting agreement (the "Voting Agreement"), pursuant to which such stockholders agreed to vote (i) in favor of (1) the CSI APA (as defined in the Voting Agreement) and the asset purchase and other transactions contemplated therein and (2) any proposal to adjourn or postpone such meeting of stockholders of the Company to a later date if there are not sufficient votes to approve the CSI APA and/or the CSI Transaction (as defined in the Voting Agreement); and (ii) against any action, proposal, transaction, or agreement which could reasonably be expected to (1) result in a breach of any covenant, representation or warranty, or any other obligation or agreement of the Company under the CSI APA or of any stockholder under the Voting Agreement, or (2) impede, interfere with, delay, discourage, adversely affect, or inhibit the timely consummation of the CSI Transaction or the fulfillment of the Company's conditions to closing under the CSI APA or change in any manner the voting rights of any class of shares of the Company (including any amendments to the Company's certificate of incorporation).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Asset Purchase Agreement, dated September 4, 2024, by and between WiSA Technologies, Inc. and Data Vault Holdings Inc. https://www.sec.gov/Archives/edgar/data/1682149/000110465924098380/tm2423342d1_ex2-1.htm

99.2 Amendment to the Asset Purchase Agreement, dated as of November 14, 2024, by and between WiSA Technologies, Inc. and Data Vault Holdings Inc. https://www.sec.gov/Archives/edgar/data/1682149/000110465924119534/tm2428561d1_ex2-1.htm

99.3 Second Amendment to the Asset Purchase Agreement, dated as of December 31, 2024, by and between WiSA Technologies, Inc. and Data Vault Holdings Inc. https://www.sec.gov/Archives/edgar/data/1682149/000110465925001736/tm252064d1_ex2-1.htm

99.4 Promissory Note, dated as of December 31, 2024, by WiSA Technologies, Inc. https://www.sec.gov/Archives/edgar/data/1682149/000110465925001736/tm252064d1_ex4-1.htm

99.5 Earnout Agreement, dated as of December 31, 2024, by and between WiSA Technologies, Inc. and Data Vault Holdings Inc. https://www.sec.gov/Archives/edgar/data/1682149/000110465925001736/tm252064d1_ex10-1.htm

99.6 Employment Agreement for Nathaniel Bradley, dated as of December 31, 2024. https://www.sec.gov/Archives/edgar/data/1682149/000110465925001736/tm252064d1_ex10-4.htm

99.7 Inducement Award Agreement, dated as of December 31, 2024, by and between WiSA Technologies, Inc. and Nathaniel Bradley. https://www.sec.gov/Archives/edgar/data/1682149/000110465925001736/tm252064d1_ex10-5.htm

99.8 Voting Agreement, by and between WiSA Technologies, Inc. and the stockholder parties thereto.

99.9 Joint Filing Agreement.

## Signatures
- Nathaniel Bradley: /s/ Nathaniel Bradley, Nathaniel Bradley (01/13/2025)
- Sonia Choi: /s/ Sonia Choi, Sonia Choi (01/13/2025)
- Data Vault Holdings Inc.: /s/ Nathaniel Bradley, Nathaniel Bradley, CEO (01/13/2025)